Exhibit 99.1

Lumenis Receives 510K Clearance for the PolyScope Disposable Flexible Endoscope

October 27, 2009 – Santa Clara, CA, USA

Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced that on September 30th, 2009 the FDA issued a 510K to Lumenis stating that the PolyScope Flexible Endoscope can now be sold in the United States.

Under this 510K, the PolyScope is indicated in flexible endoscopic procedures for diagnostic and therapeutic applications where flexible endoscopes are standard of care including:

—	Urology, including procedures involving the bladder, ureter, renal pelvis and kidney

—	Gastroenterology, including procedures of the Biliary system involving the hepatic and pancreatic ducts

The PolyScope is an evolution in flexible scope design incorporating a truly disposable endoscopic catheter system with a reusable 10,000 pixel fiber optic. This unique concept solves many of the drawbacks encountered with the use of reusable flexible scopes such as costly and frequent repairs. In addition to the expense, broken scopes create inefficiencies in case load management and staff time needed to complete the logistics of repair and replacement. Scope reprocessing and the potential for contamination is also an issue that is substantially improved with the disposable PolyScope system.

“The clearance of the PolyScope is a significant strategic milestone for the Lumenis Surgical Division,” said Dov Ofer, Lumenis’ President and CEO. “A strategic focus in the growth of our surgical business has been to build on our core competency in surgical laser systems by adding disposable product lines that complement our current medical applications. This initial clearance for the PolyScope further advances our leadership position in Urology where stones, tumors and strictures are treated through flexible endoscopes using our VersaPulse® holmium lasers and SlimLine™ fibers. Our recent entry into the endoscopic management of stones in the GI tract will also be enhanced by combining the PolyScope with our new SlimLine GI™ fiber. In addition, we will pursue other indications for PolyScope that will complement our laser offerings in the ENT, Gynecology and Pulmonology specialties.”

The PolyScope system is easily connected to the existing endoscopic towers currently utilized by hospitals throughout the country eliminating the need for a hospital to purchase additional capital equipment in order to use the PolyScope. With a minimal investment in the reusable 10,000 pixel fiber optic and the disposable catheters, a hospital can quickly be up and running with PolyScope.

“The PolyScope not only expands our disposable product offering but provides us a unique way to get into the access and delivery market which is highly synergistic with our therapeutic laser products,” commented Lloyd Diamond, Sr. VP and General Manager of Lumenis’ Surgical and Vision businesses. “In addition to other benefits, there are medical safety concerns with current scopes that highlight the need for a disposable endoscopic system. Even with current reprocessing methods, tissue can be retained in the small channels of reusable scopes and transferred from patient to patient. We have see recent headlines showing that reusable scopes have been the cause of the transmission of virus such as Hepatitis. The PolyScope will eliminate these concerns as this part of the scope is disposable and thus new for every patient.”

European experience with the PolyScope for use in ureteroscopy was presented at the American Urology Association annual meeting by Dr. Markus Bader. “The total cost (purchase price, maintenance and repair) of using reusable flexible ureteroscopes is high and they must be repaired on a regular basis,” said Dr. Bader, Attending Physician/Associate Specialist University of Munich Hospital, Grosshadern. “I also like the fact that because it is disposable, the PolyScope is always ready and I do not have to wait for a reusable scope to be sterilized.  My patients also like it when I tell them that the scope I will use has never been used on any other patient.”

About Lumenis

Lumenis, the world’s largest medical laser company, is a global developer, manufacturer and distributor of laser, light-based and radiofrequency devices for surgical, aesthetic and ophthalmic applications, with more than 800 employees worldwide.  Lumenis has over 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability. Consequently we are able to deliver premium value and service to our customers. Lumenis’ name is derived from Latin meaning “Light of Life”, highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to: www.lumenis.com.

For further information contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis, its logo, VersaPulse, SlimLine and Slimline GI are trademarks or registered trademarks of the Lumenis Group of Companies.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.